United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Table of Contents:

Press Release
Signature Page

Press Release

Vale plans to offer euro-denominated notes

Rio de Janeiro, July 03, 2012 — Vale S. A. (Vale) hereby announces that it plans to offer euro-denominated notes in the global capital markets. Vale will use the net proceeds of this offering for general corporate purposes.

The notes will be unsecured obligations of Vale and will rank equally with Vale’s unsecured senior indebtedness. Vale has applied to list the notes on the official list of the Luxembourg Stock Exchange and to have them admitted to trading on the Euro MTF market.

BNP Paribas, Crédit Agricole Corporate and Investment Bank, HSBC Bank plc and Natixis are acting as book-running underwriters, and Mizuho Securities, Mitsubishi UFJ Securities, SMBC Nikko, CIBC and Scotiabank are acting as co-managers.

The offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering will be filed with the U.S. Securities Exchange Commission (SEC). Before you invest, you should read the preliminary prospectus supplement and other documents Vale has filed with the SEC for more complete information about the company and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus upon request by calling BNP Paribas at 1-800-854-5674, Crédit Agricole Corporate and Investment Bank at 1-866-807-6030, HSBC Bank plc at 1-866-811-8049 or Natixis at 1-866-245-0436 (each toll-free in the United States); or, if contacting from outside the United States, by faxing BNP Paribas at  1-917-472-4745; calling Crédit Agricole Corporate and Investment Bank at +44-207-214-5000 or faxing at +44-07-562-3526; collect calling HSBC Bank plc at 1-866-811-8049 or faxing at 1-212-525-0238 or calling Natixis at +33158550837, faxing at +33158559916 or e-mailing to marcheprimairecorpo@natixis.com.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Sonia Zagury

	By:	/s/ Luciana Ribeiro da Costa Werner

Date: July 3, 2012